EXHIBIT 14.1

CODE OF ETHICS

ASCOT FUNDING, INC.

CODE OF BUSINESS CONDUCT AND ETHICS

(Adopted by the Board of Directors on December 2, 2008)

I.           Objectives

Ascot Funding, Inc. (the “Company”) is committed to the highest level of ethical behavior.  The Company's business success depends upon the reputation of the Company and its directors, officers and employees to perform with the highest level of integrity and principled business conduct.

This Code of Ethics (“Code”) applies to all directors, officers and employees of the Company, including the Company's principal executive officer and principal financial officer, (collectively, the “Covered Persons”).  This Code is designed to deter wrongdoing and to promote all of the following:

•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

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full, fair, accurate, timely, and understandable disclosure in reports and documents that the Company files with, or submits to, the Securities and Exchange Commission (the "Commission"), and in other public communications made by the Company;

•	compliance with applicable governmental laws, rules and regulations;

•	the prompt internal reporting to an appropriate person or persons identified herein for receiving violations of this Code;

•	accountability for adherence to this Code.

Each Covered Person must conduct himself or herself in accordance with this Code, and must seek to avoid even the appearance of improper behavior.

This Code is not intended to cover every applicable law, or to provide answers to all questions that might arise; for such, the Company relies on each person’s sense of what is right, including a sense of when it is appropriate to seek guidance from others on an appropriate course of conduct.

II.         Honest and Ethical Conduct

Each Covered Person must always conduct himself or herself in an honest and ethical manner.  Each Covered Person must act with the highest standards of personal and professional integrity and must not tolerate others who attempt to deceive or evade responsibility for actions.  Honest and ethical conduct must be a driving force in every decision made by a Covered Person while performing his or her duties for the Company.  When in doubt as to whether an action is honest and ethical, each Covered Person shall seek advice from his or her immediate supervisor or senior management, as appropriate.

III.        Conflicts of Interest

The term “conflict of interest” refers to any circumstance that would cast doubt on a Covered Person’s ability to act objectively when representing the Company’s interest.  Covered Persons should not use their position or association with the Company for their own or their family’s personal gain, and should avoid situations in which their personal interests (or those of their family) conflict or overlap, or appear to conflict or overlap, with the Company's best interests.

The following are examples of activities that give rise to a conflict of interest.  These examples do not in any way limit the general scope of the Company's policy regarding conflicts of interest.

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Where a Covered Person’s association with (or financial interest in) another person or entity would reasonably be expected to interfere with the Covered Person's independent judgment in the Company’s best interest, that association or financial interest creates a conflict of interest.

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The holding of a financial interest by a Covered Person in any present or potential competitor, customer, supplier, or contractor of the Company creates a conflict of interest, except where the business or enterprise in which the Covered Person holds a financial interest is publicly owned, and the financial interest of the Covered Person in such public entity constitutes less than one percent (1%) of the ownership of that business or enterprise.

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The acceptance by a Covered Person of a membership on the Board of Directors, or serving as a consultant or advisor to any board or any management, of a business that is a present or potential competitor, customer, supplier, or contractor of the Company, creates a conflict of interest, unless such relationship is pre-approved in writing by the principal executive officer of the Company.

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Engaging in any transaction involving the Company, from which the Covered Person can benefit financially or otherwise, apart from the usual compensation received in the ordinary course of business, creates a conflict of interest.  Such transactions include lending or borrowing money, guaranteeing debts, or accepting gifts, entertainment, or favors from a present or potential competitor, customer, supplier, or contractor of the Company.

•	The use or disclosure of any unpublished information regarding the Company, obtained by a Covered Person in connection with his or her employment for personal benefit, creates a conflict of interest.

It is our policy and it is expected that all Covered Persons should endeavor to avoid all situations that present an actual or apparent conflict of interest.  All actual or apparent conflicts of interest must be handled honestly and ethically.  If a Covered Person suspects that he or she may have a conflict of interest, that Covered Person is required to report the situation to, and to seek guidance from, his or her immediate supervisor or senior management, as appropriate.  For purposes of this Code, directors, the principal executive officer, and the principal financial officer shall report any such conflict or potential conflict situations to the chairman of the audit committee, if one be created, and in the absence of an audit committee, to chairman of the Board of Directors.  Officers (other than the principal executive officer and principal financial officer) and employees of the Company shall report any such situations to their immediate supervisor.  It is the responsibility of the audit committee chairman or the chairman of the board, as applicable, to determine if a conflict of interest exists or whether such situation is likely to impair the Covered Persons ability to perform his or her assigned duties with the Company, and if such situation is determined to present a conflict, to determine the necessary resolution.

Loans are expressly prohibited from the Company to all directors and executive officers.

IV.        Compliance with Applicable Laws, Rules and Regulations

Full compliance with letter and the spirit of all applicable governmental laws, rules and regulations, and applicable rules and listing standards of any national securities exchange on which the Company’s securities may be listed, is one of the foundations on which this Company’s ethical policies are built.  All directors and executive officers of the Company must understand and take responsibility for the Company's compliance with the applicable governmental laws, rules and regulations of the cities, states and countries in which the Company operates, and for complying with the applicable rules and listing standards of any national securities exchange on which the Company’s securities may be listed.

V.         Rules to Promote Full, Fair, Accurate, Timely and Understandable Disclosure

As a public company, the Company has a responsibility to report financial information to security holders so that they are provided with accurate information in all material respects about the Company’s financial condition and results of operations.  It is the policy of the Company to fully and fairly disclose the financial condition of the Company in compliance with applicable accounting principles, laws, rules and regulations.  Further, it is the Company’s policy to promote full, fair, accurate, timely and understandable disclosure in all Company reports required to be filed with or submitted to the Commission, as required by applicable laws, rules and regulations then in effect, and in other public communications made by the Company.

Covered Persons may be called upon to provide or prepare necessary information to ensure that the Company’s public reports are complete, fair and understandable.  The Company expects Covered Persons to take this responsibility seriously and to provide accurate information related to the Company’s public disclosure requirements.

All books and records of the Company shall fully and fairly reflect all Company transactions in accordance with accounting principles generally accepted in the United States of America, and any other financial reporting or accounting regulations to which the Company is subject.  No entries to the Company’s books and records shall be made or omitted to intentionally conceal or disguise the true nature of any transaction.  Covered Persons shall maintain all Company books and records in accordance with the Company’s established disclosure controls and procedures and internal controls for financial reporting, as such controls may be amended from time to time.

All Covered Persons must report any questionable accounting or auditing matters that may come to their attention.  This applies to all operating reports or records prepared for internal or external purposes, such as sales or backlog information.  If any Covered Person has concerns or complaints regarding questionable accounting or auditing matters of the Company, Covered Person shall report such matters to his or her immediate supervisor.  If the immediate supervisor is involved in the questionable accounting or auditing matter, or does not timely resolve the Covered Person’s concern, the Covered Person should submit their concerns to the principal executive officer or the principal financial officer.  If the principal executive officer and the principal financial officer are involved in the questionable accounting or auditing matter, or do not timely resolve the Covered Person's concerns, the Covered person should submit his or her concern directly to the audit committee, if one be established, or to the Board of Directors in the absence of a designated audit committee.  The reporting of any such matters may be done on a confidential basis, at the election of the Covered Person making the report.

VI.       Corporate Opportunities

Directors and employees are prohibited from taking for themselves opportunities that are discovered through the use of Company property, information or position, or using Company property, information or position for personal gain.  Directors and employees have a duty to the Company to advance its legitimate interest when the opportunity to do so arises.

VII.      Confidentiality

Directors and employees must maintain the confidentiality of non-public, proprietary information regarding the Company, its customers or its suppliers, and shall use that information only to further the business interests of the Company, except where disclosure or other use is authorized by the Company or legally mandated.  This includes information disseminated to employees in an effort to keep them informed or in connection with their work activities, but with the instruction, confidential labeling, or reasonable expectation that the information be kept confidential.

VIII.    Trading on Inside Information

Inside information includes any non-public information, whether favorable or unfavorable, that investors generally consider important in making investment decisions.  Examples including financial results not yet released, imminent regulatory approval/disapproval of an alliance or other significant matter such as the purchase or sale of a business unit or significant assets, threatened litigation, or other significant facts about a business.  No information obtained as the result of employment at, or a director’s service on the Board of, the Company may be used for personal profit or as the basis for a “tip” to others, unless such information is first made generally available to the public.

IX.       Protection and Proper Use of Company Assets

Directors and employees should protect the Company’s assets and ensure their efficient use.  Theft, carelessness and waste have an adverse impact on the Company and its profitability.  Company assets may only be used for legitimate Company business purposes.

X.         Reporting Violations of the Code

Any Covered Person who becomes aware of any violation of this Code must promptly bring the violation to the attention of the appropriate party as follows: directors, the Company’s principal executive officer and the principal financial officer shall report on a confidential basis any violations to the chairman of the audit committee, if one be created, and in the absence of an audit committee, to the chairman of the Board of Directors of the Company; Executive officers and employees of the Company shall report any violations to the Company’s principal executive officer or principal financial officer.

XI.        Compliance with the Code

All issues of non-compliance with this Code will be reviewed and evaluated according to the circumstances and severity of the problem.  Senior management will take such actions as it deems appropriate, which can include disciplinary action up to and including termination of employment, legal action, and other measures.

XII.      Waiver of the Code

Any waiver (defined below) or an implicit waiver (defined below) from a provision of this Code for the principal executive officer, principal financial officer, principal accounting officer or treasurer, and persons performing similar functions or any amendment (as defined below) to this Code is required to be disclosed in the Company’s Annual Report on Form 10-K or in a Current Report on Form 8-K filed with the SEC.
                    A “waiver” means the approval by the Company’s Board of a material departure from a provision of the Code. An “implicit waiver” means the Company’s failure to take action within a reasonable period of time regarding a material departure from a provision of the Code that has been made known to an executive officer of the Company. An “amendment” means any amendment to this Code other than minor technical, administrative or other non-substantive amendments hereto.

                     All Covered Persons should note that it is not the Company’s intention to grant or to permit waivers from the requirements of this Code. The Company expects full compliance with this Code.

XIII           Inquiries

                     All inquiries and questions in relation to this Code or its applicability to particular persons or situations should be addressed to the Company’s Corporate Secretary, or such other compliance officer as the Company may designate from time to time by the Company.